FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of September 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No    X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

IFM Investments Limited
26/A, East Wing, Hanwei Plaza
No.7 Guanghua Road, Chaoyang District
Beijing, 100004
People's Republic of China
(Address of principal executive offices)

This Form 6-K consists of:

An announcement on the share repurchase program of IFM Investments Limited (the “Registrant”), made by the Registrant on September 24, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

IFM INVESTMENTS LIMITED

By:	/s/ Kevin Cheng Wei
Name:	Kevin Cheng Wei
Title:	Chief Financial Officer

Date:    September 25, 2010

Century 21 China Real Estate Announces Share Repurchase Program

BEIJING, China, September 24, 2010 - IFM Investments Limited (“Century 21 China Real Estate”, the “Company” or “CTC”) (NYSE: CTC), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced that its board of directors has approved a share repurchase program.

CTC has been authorized, but not obligated, by its board of directors to repurchase up to US$20 million worth of its own American Depositary Shares ("ADSs"). The repurchases will be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan (which allows the Company to repurchase its ADSs during periods in which it may be in possession of material non-public information) or otherwise. The timing and extent of any purchases will depend upon market conditions, the trading price of ADSs and other factors, and subject to the restrictions relating to volume, price and timing under applicable law, including Rule 10b-18 under the Securities Exchange Act of 1934. CTC expects to implement this share repurchase program in a manner consistent with market condition and the interest of the shareholders. CTC's board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. CTC plans to fund repurchases made under this program from available cash balance.

Safe Harbor: Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the proposed acquisition, anticipated product performance, general business outlook and projected results of operations. These statements are made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended. CTC has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. CTC may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission ("SEC"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CTC's beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on CTC's financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect CTC's future financial results are discussed more fully in CTC's filings with the SEC, including CTC's most recent Annual Report on Form 20-F filed with the SEC. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and CTC does not undertake any obligation to update any such information, except as required under applicable law.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China's fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary and commercial services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 15 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC.” For more information about CTC, please visit http://www.century21cn.com/english .

For investor and media inquiries, please contact:

In China:

Kevin Yung
Executive Vice President
IFM Investments Limited
Phone: +86-10-6561-0345
E-mail: ir@century21cn.com

Melody Liu
Investor Relations Manager
IFM Investments Limited
Phone: +86-10-6561-5982
E-mail: ir@century21cn.com

Henry Fraser
Brunswick Group
Phone: +86-10-6566-2256
Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng
Brunswick Group
Phone: +1-212-333-3810
Email: ctc@brunswickgroup.com